SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated March 17, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 17, 2017

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Acceptance of the resignation of one Director and three Alternate Directors

I am writing you as Attorney in Fact of TELECOM ARGENTINA S.A. (‘Telecom Argentina’ or the Company) to inform you the following:

i)	According to what was informed in due time, Mr. Enrique Boilini, Mr. Luis María Abbá, Mr. Germán Ariel Zunini and Mr. Martín Alberto Breinlinger submitted their resignations as Director, the first of them, and as Alternate Directors the rest of them, due to personal reasons.

ii)	The Board of Directors of Telecom Argentina in its meeting held yesterday, considered and accepted the resignations of Mr. Boilini, Mr. Abbá, Mr. Zunini and Mr. Breinlinger. In the case of Mr. Boilini and Mr. Abbá, with effectiveness as of the date on which the next Shareholders’ Meeting will be held, April 27, 2017.

Sincerely,

Andrea V. Cerdán

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 17, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations